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                          June 24, 2024

       Lindsay A. Rosenwald
       Chief Executive Officer
       Fortress Biotech, Inc.
       1111 Kane Concourse, Suite 301
       Bay Harbor Islands, FL 33154

                                                        Re: Fortress Biotech,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 20, 2024
                                                            File No. 333-280342

       Dear Lindsay A. Rosenwald:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Wolpa, Esq.